

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

Via E-mail
David J. Warnemunde
President and Chief Executive Officer
Madison County Financial, Inc.
111 West Third Street
Madison, Nebraska 68748

Re: Madison County Financial, Inc.
    Amendment Number 1 to Registration Statement on
    Form S-1
    Filed June 13, 2012
    File number 333-181070

Dear Mr. Warnemunde:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"Our loan portfolio has greater risk…", page 17

1. We note your risk factor concerning the risk of Chapter 12 bankruptcy for farm borrowers under the U.S. Bankruptcy Code. Please tell us, and revise your next amendment, to disclose the following concerning potential risks in the loan portfolio in the periods presented:

   • Disclose the quantity of loans in the agriculture real estate loan portfolio in the periods presented that quality for potential relief under Chapter 12;

- Disclose the key asset quality metrics and trends related to the loans that quality for potential relief under Chapter 12 in the periods presented (nonperforming loans, loan portfolio aging analysis, ALLL allocated to these loans, etc.);
- Disclose if there were any modifications under Chapter 12 in the periods presented, quantify the types of modifications, and tell us how these loans were measured for impairment;
- Tell us if modifications under Chapter 12 are considered TDRs; and
- Tell us your historical success with loans under Chapter 12 in terms of collections of the debts after the borrower files for Chapter 12 bankruptcy and the loss rate you have experienced historically on these loans.

Item 16. Exhibits and Financial Statement Schedules

(a) List of Exhibits

Exhibit 23.2 – Consent of BKD, LLP

2. Please file a currently dated consent to clearly refer to the Form S-1/A.

You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Mike Clampitt
Senior Attorney

By Email to: Steven T. Lanter
              slanter@luselaw.com